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Exhibit 12.1

Clayton Williams Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,					Nine months ended September 30, 2011
Historical	2006	2007	2008	2009	2010
	(In thousands except ratios)
EARNINGS:
Net income (loss) from continuing operations	$18,373	$9,802	$141,242	$(115,960)	$36,938	$109,316
Add: Interest expense included in earnings(1)	20,895	32,118	24,994	23,758	24,402	24,304

Total earnings	$39,268	$41,920	$166,236	$(92,202)	$61,340	$133,620

FIXED CHARGES:(2)
Interest expense included in earnings(1)	$20,895	$32,118	$24,994	$23,758	$24,402	$24,304
Capitalized interest	5,767	4,193	3,755	698	493	617

Total fixed charges	$26,662	$36,311	$28,749	$24,456	$24,895	$24,921

Ratio of earnings to fixed charges	1.5	1.2	5.8	—	2.5	5.4

Coverage deficiency				$116,658

(1)
Amortization of deferred financing costs is included in interest expense.

(2)
Interest factor attributable to rental expense is not significant.

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  Exhibit 12.1